Exhibit 99.2

List of Directors and their Role and Function

The members of the board of Directors (“Board”) of China Southern Airlines Company Limited are set out below.

Non-Executive Directors

Si Xian Min(Chairman)

Yuan Xin An

Yang Li Hua

Executive Directors

Tan Wan Geng(Vice Chairman and President)

Zhang Zi Fang(Executive Vice President)

Li Shao Bin

Independent Non-Executive Directors

Ning Xiang Dong

Liu Chang Le

Tan Jin Song

Guo Wei

Jiao Shu Ge

There are 4 Board committees. The table below provides membership information of these committees on which each Board member serves.

Strategic
Board		Remuneration and		Decision-
Committee		Assessment	Nomination	making
Director	Audit Committee	Committee	Committee	Committee
Si Xian Min			C	M
Yuan Xin An		M
Yang Li Hua
Tan Wan Geng				C
Zhang Zi Fang
Li Shao Bin
Ning Xiang Dong	M	C		M
Liu Chang Le				M
Tan Jin Song	C		M
Guo Wei		M		M
Jiao Shu Ge	M		M

Notes:

C	Chairman of the relevant Board committees
M	Member of the relevant Board committees

Guangzhou, the People’s Republic of China

30 June 2015

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